July 14, 2011

VIA EDGAR

Jennifer Riegel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Unique Underwriters, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed June 27, 2011

File No. 333-172850

Dear Jennifer Riegel:

Thank you for your comment letter dated July 8, 2011 (the "Comment Letter") with respect to the above-captioned Registration Statement. We have filed our Amendment No. 5 to the Registration Statement on Form S-1/A of Unique Underwriters, Inc. (the "Company"), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:

•                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.      We acknowledge your response to our comment 10. The Statement of Operations on page 31 indicates revenues are from sales commissions however on page 42 revenues are described as being from lead sales. Your response indicates that commissions and lead sales are provided from different sources of revenue (carriers vs. independent agents). Please revise your financial statements to properly reflect from where your revenues come from (lead sales, sales commissions or both). Revise your revenue recognition policy to describe what lead sales and sales commissions are and your revenue recognition policy for your lead sales.

Response: We revised our financial statements to properly reflect where our revenues came from by disclosing lead sales and insurance commissions on the faces of the statements of operations. We also revised our revenue recognition policy to include lead sales. The lead sales revenue is recognized when one of our agents submits an order to purchase leads and simultaneously their credit card is processed and the leads are distributed to them.

Please see page 31, 35, 42, 44, 49 and 50 of the Amendment.

2.      We acknowledge your response to our comment 11. Please provide disclosure that reconciles 1,000 shares issued and outstanding at June 30, 2010 to 75,387,282 shares issued and outstanding at March 31, 2011. The disclosure provided here only accounts for the 10,387,282 shares being registered and not the total number of shares issued in the nine month period ended March 31, 2011 as presented on page 7.

Response: We provided disclosure by adding a paragraph to note 3 concerning the issuance of additional 65,000,000 common shares to our founders.

Please see page 47 of the Amendment.

3.      We have reviewed your revised disclosure on page 51 in response to prior comments 13 and 14. Please expand your liquidity and capital resources disclosure to

•        Disclose that your losses for the nine months ended March 31, 2011 are $479,277;

•        If true, that you will require financing to meet your working capital requirements;

•        That you will not receive any proceeds from the sale of common stock in this offering;

•        If you are able to conduct an equity offering, there will be dilution to the current stockholders of the company and to the investors that acquire shares in the offering; and

•        If you are able to conduct a debt offering, you will likely be subject to various covenants on your business operations and may be required to make payments during the term of the securities.

Response: Our losses for the nine months ended March 31, 2011 are $479,277;

• We will require financing to meet our working capital requirements;

• We will not receive any proceeds from the sale of common stock in this offering;

• If we are able to conduct an equity offering, there will be dilution to the current stockholders of the company and to the investors that acquire shares in the offering; and

• If we are able to conduct a debt offering, we will likely be subject to various covenants on your business operations and may be required to make payments during the term of the securities.

Please see page 51 of the Amendment.

4.      We acknowledge your response to our comment 15 and we reissue our comment. The intent of identifying critical policies is to identify those that require material assumptions and estimates which if different assumptions and estimates were made would materially affect the financial statements. Please remove your current disclosure as you indicated in your response that “there have been no such differences” and revise to clarify how your stock-based compensation policy requires significant estimates.

Response: The stock based compensation has been removed.

Please see page 52 of the Amendment.

Very truly yours,

Signed by Samuel Wolfe, CEO UUI

cc: Sasha Parikh, SEC

Gus Rodriguez, SEC

Jennifer Riegel, SEC